Exhibit 99.1

NEWS RELEASE
Calgary, Alberta, Canada – April 26, 2012
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
REPORTS 2012 FIRST QUARTER FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Corporation reported net earnings of $111 million or $0.39 per diluted share for the three months ended March 31, 2012 compared to net earnings of $66 million or $0.23 per diluted share for the first quarter of 2011.

Revenue for the first quarter of 2012 totalled $640 million compared to $525 million for the same period of 2011.   Earnings before income taxes, other items and depreciation and amortization (“EBITDA”) were $246 million for the first quarter of 2012 compared to $186 million for the first quarter of 2011 (see “Additional GAAP Measures” in this news release).  Higher dayrates in both the Canadian and U.S. markets and increased drilling activity in the United States in the first quarter of 2012 over the same period of 2011, led to the 22% increase in revenue and 32% increase in EBITDA.

Revenue for the fourth quarter of 2011 was $587 million and EBITDA totalled $230 million.  First quarter 2012 revenue and EBITDA were higher than the fourth quarter of 2011 due to higher utilization in Canada and higher revenue rates in the Canadian and United States drilling operations and Canadian well servicing operations.   Average drilling rig revenue per day increased by $1,120 in Precision’s Canadian operations and by US$215 in the United States operations in the first quarter of 2012 over the fourth quarter of 2011.

Kevin Neveu, Precision’s President and Chief Executive Officer, stated: “Strong demand for Precision’s services resulted in high revenue levels in the first quarter of 2012.  Despite a significant decline in dry gas drilling activity, drilling rigs performing horizontal drilling for oil and gas liquids and the related services provided by Precision remain in demand.  Compared to the first quarter of 2011, all of Precision’s drilling and service lines operating in Canada and the United States contributed both increased revenue and improved operating margins during the period.  Also, we are pleased to announce a contract for the deployment of three additional drilling rigs to central Mexico for deep oil drilling under an integrated services project managed by a major oil service company, bringing our total international fleet to eight rigs.”

 “For much of the quarter Precision had near full utilization for our Tier 1 and Tier 2 assets in Canada.  This utilization was reached despite an overall depressed gas drilling market and the virtual absence of the shallow gas drilling market.  The high activity levels are representative of continued demand for drilling services to develop unconventional oil and liquids targets.  For Canada the unseasonably warm weather created a delay in rig start-up for the winter drilling season and the annual spring break-up arrived earlier than last year.  These factors combined to lower average utilization rates for the quarter, but we are encouraged by the activity levels we achieved, our conversations with customers about post break-up plans and the visibility we have for the second half of the year.

We see continued customer interest in both new build rigs and upgrades to our current fleet to satisfy their needs later in the year.”

“In the U.S. market we continue to experience strong demand for Precision’s Super Series rigs as customers recognize Precision’s High Performance, High Value services and capabilities to develop unconventional resources.  We are in discussions with several customers for new build rigs to meet drilling challenges in unconventional oil focused drilling plays such as West Texas Permian, the Mississippian Lime, the Bakken and the Niobrara.”

”The industry is experiencing regional activity and pricing softness in gas-driven markets; the decrease in gas-directed activity has been steep and swift with the U.S. gas directed land rig count declining approximately 35% or 315 rigs since October 2011.  Precision has mitigated the impact by redeploying many of our rigs to oil targets, however, we do expect this regional gas directed weakness to continue until the gas rig count reaches its bottom over the coming months.  As a result of Precision’s rig redeployments over the past 16 months and new build and upgrade rig deliveries, we have established stronger positions in the Bakken, Eagle Ford and horizontal Permian markets as well as some of the emerging oil and gas liquids plays.  Across North America, approximately 75% of Precision’s rigs working during the first quarter were drilling for oil targets and over 80% were drilling horizontal or directional wells.”

 “Drilling margins for the quarter increased by more than $2,000 per utilization day in Canada and the United States over the prior year comparable quarter.  Despite the unseasonably warm weather in the quarter, Precision’s active rig count in Canada peaked at 163 rigs and for most of the quarter we were more active than the prior year.  In the United States Precision averaged 104 active drilling rigs of which approximately 75% were drilling for oil compared with approximately 55% in the prior year comparable quarter.  Precision’s current active count in the United States is 101 rigs.”

“The dayrate increases achieved over the past two years point to the demand for Precision’s High Performance, High Value services and the strength of the oil and liquids market in North America.  The strong dayrate and margin performance helped drive Precision’s revenue and EBITDA increase over the comparable quarter in 2011.”

“Precision’s successful execution of organic growth initiatives continues in 2012.  By the end of this month we expect to have deployed 10 new build drilling rigs to the market and have 23 additional contracted new build drilling rigs to deliver prior to the end of the year.  We continue to have encouraging conversations with customers about new build drilling rigs and expect to fill our few remaining new build slots for 2012 delivery.  We have one of the Saudi rigs drilling and expect the remaining rigs to be operating within the next few weeks.  As mentioned earlier, we recently signed a long-term contract with an international service company in Mexico for three of our high performance rigs two to move from the U.S. and one rig to relocate from Colombia.  Operations are scheduled to commence in the second quarter.”

“We continue to be encouraged about the performance of our directional drilling business where we have been adding people, equipment and support facilities and have a current job capacity of 77.  Most importantly, we have been adding customers with our combined marketing team and our operating personnel are engaging with customers about our integrated service offering.  This new service offering is expected to grow substantially in Precision as our customers realize the cost savings and performance enhancement we can provide.”

“Our Canadian Completion and Production business achieved strong first quarter results and demand for our well servicing rigs continues to be strong as the increased Canadian drilling activity over the past two years has established a solid foundation for future well service work.  Rate increases and margins are beginning to track demand and we expect this trend to continue through the year.  Average hourly rates for service rigs in Canada increased by $92 in the first quarter of 2012 compared to first quarter of 2011, while operating margins increased $46 per hour.  To address the horizontal completions market, Precision has deployed its first two coiled tubing units now working in the Canadian market with six additional units expected to be deployed later this year.  Also, Precision has continued to deploy well snubbing units and rental equipment to the northern U.S. markets and is gaining traction with customers in those regions.”

“Continued investment in High Performance, High Value Tier 1 drilling rigs and service equipment remains a key element in Precision’s organic growth plans.  Precision continues to employ strict capital discipline, seeking contracts with strong financial returns and will continue that strict discipline throughout the year as we evaluate further investment opportunities.  Our management and board review our capital budget and spending plans on a regular basis and communicate to the market when we have material changes in planned expenditures.  For 2012 we now expect to spend $975 million in capital, a reduction of more than a $150 million from our original 2012 budget.  The decrease reflects a deferral of some infrastructure projects, reduced maintenance and deferral of some non-contracted projects.  The revised capital expenditure forecast still includes all previously announced and fully contracted new build drilling rigs.  We will continue to consider additional new builds or expansion opportunities if the economics meet our internal economic hurdles and contract requirements.”

“Precision demonstrated continued growth in revenue and earnings in the first quarter of 2012.  We have made significant strategic investments supporting the near-term and longer-term growth of the business and expect to continue to build our presence in North America and internationally and create value for our shareholders throughout 2012 and into the future,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2012	2011	% Change
Revenue	$640,066	$525,350	21.8
EBITDA(1)	245,574	186,411	31.7
Net earnings	111,081	65,560	69.4
Cash provided by operations	162,440	117,322	38.5
Funds provided by operations(1)	247,739	192,337	28.8
Investing activities:
Capital spending:
Expansion capital expenditures	136,472	35,573	284.5
Upgrade capital expenditures	54,259	20,778	161.1
Maintenance and infrastructure capital expenditures	30,952	8,449	262.9
Proceeds from disposals	(5,079)	(735)	591.0
Net capital spending	216,604	64,065	238.1
Business acquisitions (net of cash acquired)	-	33,143	100.0

Net earnings - per share:
Basic	0.40	0.24	66.7
Diluted	0.39	0.23	69.6

Contract drilling rig fleet	344	359	(4.2)
Drilling rig utilization days:
Canada	12,369	12,542	(1.4)
United States	9,451	9,021	4.8
International	185	180	2.8
Service rig fleet	210	220	(4.5)
Service rig operating hours	94,042	96,148	(2.2)

(1) See “ADDITIONAL GAAP MEASURES”.

FINANCIAL POSITION AND RATIOS
(Stated in thousands of Canadian dollars, except ratios)	March 31, 2012	December 31, 2011
Working capital	$587,233	$610,429
Long-term debt(1)	$1,221,402	$1,239,616
Total long-term financial liabilities	$1,243,110	$1,267,040
Total assets	$4,488,470	$4,427,874
Long-term debt to long-term debt plus equity ratio(1)	0.35	0.37
(1)	Net of unamortized debt issue costs.

Revenue in the first quarter of 2012 was $115 million higher than the prior year period.  The increase was due to a year-over-year increase in rates in both Canada and the United States and higher utilization days in the United States.  Revenue in Precision's Contract Drilling Services segment increased by 25% while revenue increased 7% in the Completion and Production Services segment in the first quarter of 2012 compared to the prior year quarter.

EBITDA margin (EBITDA as a percentage of revenue) was 38% for the first quarter of 2012 compared to 35% for the same period in 2011.   The increase in EBITDA margin for the quarter over the prior year was primarily attributable to higher average dayrates in both Canada and the United States and new build and upgraded rigs achieving higher than average margins.  Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to support EBITDA margins.

In the Contract Drilling Services segment, Precision currently owns 345 contract drilling rigs, including 193 in Canada, 144 in the United States and eight rigs in international locations.  Precision’s Completion and Production Services segment includes 191 service rigs, 19 snubbing units, two coil tubing units, 102 wastewater treatment units, 63 drilling and base camps and a broad mix of rental equipment.

During the quarter, an average of 136 drilling rigs worked in Canada, while 104 worked in the United States and two internationally.  The total average drilling rigs working in the first quarter of 2012 was 242, which compares with an average of 225 rigs working in the fourth quarter of 2011 and 242 in the first quarter a year ago.

Precision’s 2012 priorities are threefold:

1.	Execute High Performance, High Value strategy. Continue to deliver safe, repeatable, predictable and reliable performance with high environmental responsibility and community standards.
2.
Continue to pursue growth opportunities.  Execute on existing organic growth opportunities including contracting additional new build and upgraded drilling rigs, adding assets and people to the directional drilling and Completion and Production Services segment and pursuing additional rig deployments internationally.  Continue to evaluate accretive acquisitions.

3.	Build our brand. Continue to promote Precision’s High Performance, High Value brand with customers, employees, investors and the communities in which we operate.

Oil prices were higher and natural gas prices were lower during the first quarter of 2012 compared with the year ago period.  For the first quarter of 2012, West Texas Intermediate crude oil averaged US$102.84 per barrel, 9% higher when compared to US$94.11 per barrel in the same period in 2011.  AECO natural gas spot prices averaged $2.15 per MMBtu, 43% lower than the first quarter 2011 average of $3.76 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$2.45 per MMBtu in the first quarter of 2012, a decrease of 41% over the first quarter 2011 average of US$4.17 per MMBtu.

Summary for the three months ended March 31, 2012:

•    Operating earnings (see “Additional GAAP Measures” in this news release) were $171 million and 27% of revenue, compared to $123 million and 23% of revenue in 2011. Operating earnings were positively impacted by the increase in rates in all of Precision’s service offerings in North America and activity increases in the U.S. market over the same period in 2011.

•     General and administrative expenses were $38 million, an increase of $3 million from the first quarter of 2011, as a result of growth in international and directional drilling activity.

•    Funds provided by operations (see “Additional GAAP Measures” in this news release) in the first quarter of 2012 were $248 million, an increase of $56 million from the prior year comparative quarter of $192 million.

•    Financial charges were $22 million, a decrease of $21 million from the first quarter of 2011 due to the first quarter 2011  charge of $27 million for the make-whole premium from refinancing the previously outstanding $175 million 10% senior notes.

•    Capital expenditures for the purchase of property, plant and equipment were $222 million in the first quarter, an increase of $157 million over the same period in 2011.  Capital spending for the first quarter of 2012 included $137 million for expansion capital, $54 million for upgrade capital and $31 million for the maintenance of existing assets and infrastructure.

•    Average revenue per utilization day for contract drilling rigs increased in the first quarter of 2012 to US$23,225 from the prior year first quarter of US$20,864 in the United States and increased in Canada to $21,091 in the first quarter of 2012 from $17,820 for the first quarter of 2011.  Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $819 in the first quarter of 2012 compared to $720 in the first quarter of 2011.

•    Average operating costs per utilization day for drilling rigs increased in the first quarter of 2012 to US$13,860 from the prior year first quarter of US$13,537 in the United States and increased in Canada to $9,691 in 2012 from the prior year first quarter of $8,740. The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2011.   In the United States, the increase was also due to a labour rate increase effective December 2011, partially offset by cost discipline.  Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $549 in the first quarter of 2012 as compared to $499 in the first quarter of 2011 primarily due to a labour cost increase which was recovered by a corresponding increase in the revenue rate.

•     Precision realized revenue from directional services of $37 million in the first quarter of 2012 compared with $3 million in the prior year period. The increase is primarily due to 2011 business acquisitions.

OUTLOOK

Precision has a strong portfolio of long-term customer contracts that provides a base level of activity and revenue.  Precision has an average of 136 rigs committed under term contracts for the second quarter of 2012, an average of 106 rigs contracted for the third quarter of 2012 and 97 for the fourth quarter of 2012.  In Canada, term contracted rigs normally generate 250 utilization days per rig year due to the seasonal nature of well access, whereas in the United States and international they usually generate 365 utilization days per rig year in most regions.

For 2012, based on current drilling rig contracts, Precision currently has an average of 54 rigs in Canada under term contract, 63 in the United States and five internationally.  For 2013, Precision currently has term contracts in place for an average of 79 rigs, with 28 in Canada and 45 in the United States and six internationally.

Capital expenditures are expected to be approximately $975 million for 2012, of which $222 million was expended during the first quarter.  The 2012 total includes $584 million for expansion capital and includes the cost to complete 28 of the 42 drilling rigs from the 2011 new build rig program and the five additional contracted new build rigs for 2012. The total capital expenditures also include the cost to upgrade approximately 14 rigs in 2012 and to purchase long lead time items for the Corporation’s capital inventory at an anticipated cost of $173 million. These long lead time items include top drives, masts and engines, that can be used for North American or international new build rig opportunities and rig tier upgrades.  In addition, $218 million is expected to be spent on sustaining and infrastructure expenditures and is based upon currently anticipated activity levels for 2012. Precision expects that the $975 million will be split $816 million for the Contract Drilling segment and $159 million for the Completion and Production Services segment.  An additional $171 million of capital expenditures is expected to carry forward to 2013.

Customers continue to show interest in new build Tier 1 Super Series rigs for Canada and the United States.  Precision believes that customer demand, driven by strong oil and liquids fundamentals in North America, will result in additional new build rig opportunities throughout 2012.

To date in 2012, there have been continued high drilling activity levels in Canada and the United States. The higher oil prices are providing some of Precision’s customers with cash flow to support or increase drilling programs.  According to industry sources, as at April 20, 2012, the United States active land drilling rig count was up about 9% from the same period in the prior year while the Canadian drilling rig count had increased about 2%.  With the year-over-year improvements in rig utilization, there have been improvements in dayrates charged to customers in Canada and in the United States.

Natural gas production in the United States has remained strong despite reduced drilling activity.  United States natural gas storage levels as at April 13, 2012 are 58% above the five-year average and 53% above storage levels of a year ago.  This also strongly influences Canadian activity since Canada exports a significant portion of its natural gas production to the United States. The increase in oil and liquids rich natural gas drilling in areas like the Permian Basin, Bakken and Eagle Ford has been strong and the U.S. oil rig count as at April 20, 2012 is 46% higher than it was a year ago.  On average, Precision has more equipment working in oil related plays than at any time in the last 20 years with approximately 75% of Precision’s active rig count drilling for oil targets.

With high storage levels, consistent production and the view that North America has an oversupply of natural gas, gas prices have remained at very low levels.  To date, customer changes in natural gas drilling plans are reflected in a decline in the rig count targeting dry gas plays.  If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling.  With the current demand for oil and liquids rich natural gas drilling in the current pricing environment, Precision believes further reductions in natural gas directed drilling will continue to be largely offset by increases in oil and liquids rich natural gas drilling.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments; the Contract Drilling Services segment includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment includes the service rig, snubbing, coiled tubing services, rental, camp and catering and wastewater treatment divisions.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2012	2011	% Change
Revenue:
Contract Drilling Services	$531,066	$426,027	24.7
Completion and Production Services	111,085	104,229	6.6
Inter-segment eliminations	(2,085)	(4,906)	(57.5)
	$640,066	$525,350	21.8

EBITDA:(1)
Contract Drilling Services	$227,556	$172,550	31.9
Completion and Production Services	39,204	34,451	13.8
Corporate and other	(21,186)	(20,590)	2.9
	$245,574	$186,411	31.7
(1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES
	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where indicated)	2012		2011		% Change
Revenue		$531,066		$426,027	24.7
Expenses:
Operating		291,134		243,699	19.5
General and administrative		12,376		9,778	26.6
EBITDA(1)		227,556		172,550	31.9
Depreciation		67,335		54,527	23.5

Operating earnings(1)		$160,221		$118,023	35.8
Operating earnings as a percent of revenue		30.2%		27.7%
Drilling rig revenue per utilization day in Canada		$21,091		$17,820	18.4
Drilling rig revenue per utilization day in the United States(2)	US$	23,225	US$	20,864	11.3
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts.

	Three months ended March 31,
Canadian onshore drilling statistics:(1)	2012		2011
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	192	811	202	793
Drilling rig operating days (spud to release)	11,042	48,121	11,127	47,462
Drilling rig operating day utilization	64%	65%	61%	67%
Number of wells drilled	872	3,019	1,091	3,607
Average days per well	12.7	15.9	10.2	13.2
Number of metres drilled (000s)	1,619	6,411	1,720	6,511
Average metres per well	1,856	2,124	1,577	1,805
Average metres per day	147	133	155	137
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2012		2011
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs
for quarter ended March 31	104	1,947	100	1,695
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Contract Drilling Services segment revenue for the first quarter of 2012 increased by 25% to $531 million and EBITDA increased by 32% to $228 million compared to the same period in 2011. The increase in revenue and EBITDA was due to the higher average rates per day for both Canada and the United States and higher drilling rig activity in the United States.

Activity in North America was impacted by increased customer demand for oil related drilling activity as a result of higher global oil prices.  In the first quarter, drilling rig revenue per utilization day in Canada was up 18% over the prior year as a result of increased rates for rigs working on well-to-well contracts.  During the quarter, 36% of Precision’s utilization days in Canada were generated from rigs under term contract compared with 24% in 2011 while in the United States 82% of utilization days were generated from rigs under term contract as compared to 70% in the prior year period.  As at the end of the quarter, Precision had 85 drilling rigs working under term contracts in the United States and 57 in Canada.

Drilling rig utilization days in Canada (drilling days plus move days) during the first quarter of 2012 were 12,369, a decrease of 1% compared to 12,542 in 2011.   Relative to the prior year, activity in Canada was negatively impacted by a slow start in January and an earlier spring break-up period.  Drilling rig utilization days for Precision in the United States were 9,451, an increase of 5% compared to 9,021 in 2011.  The increase was due to higher customer demand with additional activity coming from oil and liquids rich natural gas related plays.  On average Precision had two rigs working in Mexico during the first quarter of 2012, the same as the corresponding quarter of 2011.  During the quarter the first drilling rig working in Saudi Arabia spudded and realized 23 utilization days.

Contract Drilling Services operating costs were 55% of revenue for the quarter which is two percentage points lower than the prior year period. On a per day basis, operating costs for the drilling rig division in Canada were above the prior year because of an increase in crew wage expense effective October 2011. Operating costs for the quarter in the United States on a per day basis were up from the comparable period in 2011 due to a crew wage increase effective October 2011 partially offset by continued cost control focus in 2012.

Quarterly depreciation in the Contract Drilling Services segment increased 23% from the prior year.  As discussed in Management’s Discussion and Analysis for the year ended December 31, 2011,  Precision changed its depreciation policy on certain Tier 3 rigs from unit of production to straight-line over four years resulting in an estimated $5 million in additional depreciation in the quarter.  With the exception of the certain Tier 3 rigs, both the United States and Canadian contract drilling operations use the unit of production method of calculating depreciation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where indicated)	2012	2011	% Change
Revenue	$111,085	$104,229	6.6
Expenses:
Operating	67,537	65,532	3.1
General and administrative	4,344	4,246	2.3
EBITDA(1)	39,204	34,451	13.8
Depreciation	8,034	7,071	13.6
Operating earnings(1)	$31,170	$27,380	13.8

Operating earnings as a percent of revenue	28.1%	26.3%
Well servicing statistics:
Number of service rigs (end of period)	210	220	(4.5)
Service rig operating hours	94,042	96,148	(2.2)
Service rig operating hour utilization	49.8%	48.6%
Service rig revenue per operating hour	$819	$720	13.8
(1)	See “ADDITIONAL GAAP MEASURES”.

Completion and Production Services segment revenue for the first quarter increased by 7% from the first quarter of 2011 to $111 million and EBITDA increased by 14% to $39 million.  The increase in revenue and EBITDA is attributed to the increase in rates.

Well servicing and snubbing activity decreased 2% from the prior year period, with the fleet generating 94,042 operating hours in the first quarter of 2012 compared with 96,148 hours in the prior year quarter for utilization of 50% and 49%, respectively.  The decrease was a result of an early break-up of activity in March due to warm weather, which was partially offset with high demand for rigs for production work on existing wells, particularly with oil wells and expansion into the United States.  Approximately 97% of the first quarter service rig activity was oil related.  New well completions were 51% lower than the prior year quarter and accounted for 12% of service rig operating hours in the first quarter compared to 23% in the same quarter in 2011.   Precision's rentals division benefitted from the addition of new equipment to the fleet and the initial stages of expansion of product line offerings.

Average service rig revenue increased $99 per operating hour to $819 from the prior year period due to higher rates driven by increased demand for the services and the pass through of field wage increases implemented during 2011.

Operating costs as a percentage of revenue decreased to 61% in the first quarter of 2012 from 63% in the same period of 2011 as higher revenue from service rig and equipment rental rates was partially offset by higher crew wages in the service rig division.  Operating costs per service rig operating hour increased over the comparable period in 2011 due primarily to higher wages and higher fuel prices.

Depreciation in the Completion and Production Services segment in the first quarter of 2012 was 14% higher than the prior year due to the addition of new equipment to the fleet and the disposal of equipment for a gain in the same period of 2011.   The well servicing operation uses the unit of production method of calculating depreciation while the other operating divisions within the Completion and Production Services segment use the straight-line method.

SEGMENT REVIEW OF CORPORATE AND OTHER

Precision views its corporate segment as support functions that provide assistance to more than one segment.  The Corporate and other segment had an EBITDA loss of $21 million for the first quarter of 2012, in line with the prior year comparative period.

OTHER ITEMS

Net financial charges were $22 million, a decrease of $21 million from the first quarter of 2011 due to the first quarter 2011 charge of $27 million for the make-whole premium from refinancing the previously outstanding $175 million 10% senior notes partially offset by higher long-term debt interest expense.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2012	2011
Interest:
Long-term debt	$21,283	$15,021
Other	49	31
Income	(400)	(187)
Amortization of debt issue costs	988	721
Loss on settlement of debt facilities	-	26,942
Finance charges	$21,920	$42,528

The Corporation had a foreign exchange loss of $5 million during the first quarter of 2012 due to the strengthening of the Canadian dollar versus the U.S. dollar and the impact on the net U.S. dollar denominated monetary position in the Canadian dollar based companies.

Precision’s effective tax rate on earnings before income taxes for the first quarter of 2012 was 23%.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new build rig programs requires two to five year term contracts in order to mitigate capital recovery risk.

Liquidity remains sufficient as Precision had a cash balance of $370 million and the US$550 million senior secured revolver (“Secured Facility”) remains undrawn except for US$23 million in outstanding letters of credit as at March 31, 2012.  In addition to the Secured Facility, Precision has available $40 million in operating facilities which are used for working capital management and are undrawn except for $3 million in outstanding letters of credit.

As at March 31, 2012 and December 31, 2011 Precision had the following long-term debt balances:

	March 31, 2012	December 31, 2011
Senior secured revolving credit facility	$-	$-
Unsecured senior notes:
6.625% senior notes due 2020 (US$650 million)	649,415	661,050
6.5% senior notes due 2021 (US$400 million)	399,640	406,800
6.5% senior notes due 2019	200,000	200,000
	1,249,055	1,267,850
Less net unamortized debt issue costs	(27,653)	(28,234)
	$1,221,402	$1,239,616

As at March 31, 2012, the Corporation was in compliance with the covenants under the Secured Facility and expects to remain in compliance with such covenants and have complete access to credit lines during the remainder of 2012.

The current blended cash interest cost of Precision’s debt is approximately 6.6%.

Precision has designated its U.S. dollar denominated long-term debt as a hedge of its investment in its United States operations.  To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)
	2011			2012
Quarters ended	June 30	September 30	December 31	March 31
Revenue	$345,325	$492,944	$587,408	$640,066
EBITDA(1)	92,566	186,248	229,839	245,574
Net earnings :	16,403	83,468	28,046	111,081
Per basic share	0.06	0.30	0.10	0.40
Per diluted share	0.06	0.29	0.10	0.39
Funds provided by operations(1)	70,766	73,182	256,103	247,739
Cash provided by operations	176,312	20,281	218,857	162,440

	2010			2011
Quarters ended	June 30	September 30	December 31	March 31
Revenue	$261,828	$359,152	$435,537	$525,350
EBITDA(1)	60,125	112,607	144,518	186,411
Net earnings (loss):	(69,418)	56,286	(250)	65,560
Per basic share	(0.25)	0.20	-	0.24
Per diluted share	(0.25)	0.20	-	0.23
Funds provided by operations(1)	40,692	126,811	133,903	192,337
Cash provided by operations	143,001	67,575	75,064	117,322
(1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

Precision uses certain additional GAAP measures that are not defined terms under International Financial Reporting Standards to assess performance and believes these measures provide useful supplemental information to investors.  The following are the measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings, EBITDA, as derived from information reported in the Consolidated Statements of Earnings, is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed or how depreciation and amortization charges affect results.

Operating Earnings
Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

Funds Provided by Operations
Management believes that in addition to cash provided by operations, funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Precision’s principal business activities prior to consideration of working capital, which is primarily made up of highly liquid balances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “intend”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following:  that Precision sees continued customer interest in both new build rigs and upgrades to its current fleet; that regional gas directed weakness is expected to continue until the gas rig count reaches its bottom over the coming months; the deployment of new build drilling rigs by the end of the month and the delivery of additional rigs prior to the end of the year; that Precision expects to fill the few remaining new build slots for 2012 delivery; that the remaining Saudi rigs are expected to be up and running within the next few weeks; that operations relating to the long-term contract with an international service company in Mexico are expected to commence in the second quarter; that Precision's new integrated directional service offering is expected to grow substantially; that six additional coil tubing units are expected to be deployed later this year; that rate increases and margins will continue to track demand; that Precision expects to continue to build its presence in North America and internationally; Precision’s planned capital expenditures and anticipated uses of capital and the timing of such expenditures; that if low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling; that reductions in natural gas directed drilling will continue to be largely offset by increases in oil and liquids rich natural gas drilling; and that there will be additional new build opportunities.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil, liquids and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2012	2011

ASSETS
Current assets:
Cash	$369,644	$467,476
Accounts receivable	619,932	576,243
Inventory	10,818	7,163
Total current assets	1,000,394	1,050,882
Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	3,054,710	2,942,296
Intangibles	5,611	6,471
Goodwill	363,176	363,646
Total non-current assets	3,488,076	3,376,992
Total assets	$4,488,470	$4,427,874
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$388,910	$436,667
Income tax payable	24,251	3,786
Total current liabilities	413,161	440,453

Non-current liabilities:
Share based compensation	5,505	11,303
Provisions and other	16,203	16,121
Long-term debt	1,221,402	1,239,616
Deferred tax liabilities	591,347	587,790
Total non-current liabilities	1,834,457	1,854,830
Shareholders’ equity:
Shareholders’ capital	2,250,160	2,248,217
Contributed surplus	19,862	18,396
Retained earnings (deficit)	27,921	(83,160)
Accumulated other comprehensive loss	(57,091)	(50,862)
Total shareholders’ equity	2,240,852	2,132,591
Total liabilities and shareholders’ equity	$4,488,470	$4,427,874

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2012	2011

Revenue	$640,066	$525,350

Expenses:
Operating	356,586	304,325
General and administrative	37,906	34,614
Earnings before income taxes, other items and depreciation and amortization	245,574	186,411
Depreciation and amortization	74,824	63,319
Operating earnings	170,750	123,092
Other items:
Foreign exchange	5,367	3,332
Finance charges	21,920	42,528
Earnings before income taxes	143,463	77,232
Income taxes:
Current	22,839	1,140
Deferred	9,543	10,532
	32,382	11,672

Net earnings	$111,081	$65,560
Net earnings per share:
Basic	$0.40	$0.24
Diluted	$0.39	$0.23

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2012	2011
Net earnings	$111,081	$65,560
Unrealized loss on translation of assets and liabilities of operations denominated in foreign currency	(25,024)	(26,808)
Foreign exchange gain on net investment hedge with U.S. denominated debt, net of tax	18,795	12,944
Comprehensive income	$104,852	$51,696

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2012	2011
Cash provided by (used in):
Operations:
Net earnings	$111,081	$65,560
Adjustments for:
Long-term compensation plans	9,451	8,845
Depreciation and amortization	74,824	63,319
Foreign exchange	5,552	3,344
Finance charges	21,920	42,528
Income taxes	32,382	11,672
Other	171	199
Income taxes paid	(810)	(565)
Income taxes recovered	36	246
Interest paid	(7,260)	(3,052)
Interest received	392	241
Funds provided by operations	247,739	192,337
Changes in non-cash working capital balances	(85,299)	(75,015)
	162,440	117,322
Investments:
Business acquisitions, net of cash acquired	–	(33,143)
Purchase of property, plant and equipment	(221,683)	(64,800)
Proceeds on sale of property, plant and equipment	5,079	735
Changes in income tax recoverable	–	(108,176)
Changes in non-cash working capital balances	(38,111)	(29,340)
	(254,715)	(234,724)
Financing:
Repayment of long-term debt	–	(175,000)
Premium paid on settlement of unsecured senior notes	–	(26,688)
Debt issue costs	–	(3,839)
Increase in long-term debt	–	200,000
Issuance of common shares on the exercise of options	1,172	436
Changes in non-cash working capital balances	–	(746)
	1,172	(5,837)

Effect of exchange rate changes on cash and cash equivalents	(6,729)	(3,904)
Decrease in cash and cash equivalents	(97,832)	(127,143)
Cash and cash equivalents, beginning of period	467,476	256,831
Cash and cash equivalents, end of period	$369,644	$129,688

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2012	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591
Net earnings for the period	–	–	–	111,081	111,081
Other comprehensive loss for the period	–	–	(6,229)	–	(6,229)
Share options exercised	1,713	(541)	–	–	1,172
Issued on redemption of non- management directors DSUs	221	(221)	–	–	–
Issued on waiver of right to dissent by dissenting unitholder	9	(3)	–	–	6
Share based compensation expense	–	2,231	–	–	2,231
Balance at March 31, 2012	$2,250,160	$19,862	$(57,091)	$27,921	$2,240,852

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2011	$2,244,417	$11,266	$(46,220)	$(276,637)	$1,932,826
Net earnings for the period	–	–	–	65,560	65,560
Other comprehensive loss for
the period	–	–	(13,864)	–	(13,864)
Share options exercised	667	(231)	–	–	436
Share based compensation
expense	–	2,193	–	–	2,193
Balance at March 31, 2011	$2,245,084	$13,228	$(60,084)	$(211,077)	$1,987,151

FIRST QUARTER 2012 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, April 26, 2012.

The conference call dial in numbers are 1-877-240-9772 or 416-340-8530.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until May 3, 2012 by dialing 1-800-408-3053 or 905-694-9451, pass code 6532321.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coiled tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com